February 2012 Pricing Sheet dated February 28, 2012 relating to Preliminary Terms No. 67 dated January 30, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of Baker Hughes Incorporated due August 30, 2012
Equity LinKed Securities (“ELKS®”)

PRICING TERMS – FEBRUARY 28, 2012
Issuer:	Morgan Stanley
Aggregate principal amount:	$14,500,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Pricing date:	February 28, 2012
Original issue date:	March 2, 2012 (3 business days after the pricing date)
Maturity date:	August 30, 2012
Underlying equity:	Common stock of Baker Hughes Incorporated
Underlying equity issuer:	Baker Hughes Incorporated
Coupon:	8% per annum (equivalent to $0.3956 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 30th day of each month, beginning on March 30, 2012.
Payment at maturity (per ELKS):	• If the closing price is above the downside threshold price on the valuation date, then you will receive an amount in cash equal to $10 per ELKS; or

•  If the closing price is at or below the downside threshold price on the valuation date, then you will receive shares of common stock of Baker Hughes Incorporated in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of common stock or that cash, as applicable, will be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$51.00, which is the closing price of the underlying equity on the pricing date
Downside threshold price:	$40.80, which is 80% of the initial equity price
Equity ratio:	0.19608, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	August 27, 2012, subject to adjustment for non-trading days and certain market disruption events
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61760T447
ISIN:	US61760T4470
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$14,500,000	$217,500	$14,282,500
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 14 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 67 dated January 30, 2012
Product Supplement for ELKS dated November 21, 2011
Prospectus dated November 21, 2011
The ELKS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.